Andrew J. Gregory, Jr. Executive Vice President and Chief Financial Officer jamiegregory@synovus.com (706) 644-8222 August 13, 2024 VIA EDGAR FILING United States Securities and Exchange Commission Division of Corporation Finance Office of Finance Attention: Shannon Davis John Spitz Re: Synovus Financial Corp. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-10312 Ladies and Gentlemen: This letter is provided in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 31, 2024. For ease of reference, the Staff’s comment has been reproduced below in italics followed by the Company’s response. Form 10-K for the fiscal year ended December 31, 2023 Quantitative and Qualitative Disclosures about Market Risk, page 61 1. We note your disclosure on page 26 regarding recent negative developments affecting the banking industry that could materially adversely impact your liquidity, loan funding capacity, net interest margin, capital, and results of operations. You state on page 61 that the company manages interest rate risk in accordance with policies that are established by ALCO and approved by the Risk Committee of the Board of Directors. We also note the earnings call discussion on July 18, 2024, where regulatory ratios were discussed as metrics used in risk management. In your future periodic filings, please enhance your disclosures regarding risk management. For example, please describe any specific risk management policies, procedures or other actions to address the current commercial real estate lending environment, including any established limits for net interest income sensitivity as presented in the table on page 61. Response: The Company acknowledges the Staff’s comment and confirms that it will enhance its disclosures regarding risk management in future filings, including describing specific risk management policies, procedures or other actions to address the current commercial real estate lending environment, as applicable.

We appreciate your comment. If you have any questions or wish to discuss this matter further, please do not hesitate to contact me. Sincerely, /s/ Andrew Gregory, Jr. Andrew Gregory, Jr. Executive Vice President and Chief Financial Officer Synovus Financial Corp.